_____________________
                                                    |    OMB APPROVAL     |
                                                    |_____________________|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    December 31, 2005|
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...11   |
                                                    |_____________________|


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 5)*


                  Insurance Management Solutions Group, Inc.
         ____________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
         _____________________________________________________________
                        (Title of Class of Securities)


                                   458045101
         ____________________________________________________________
                                (CUSIP Number)


                         Bankers Insurance Group, Inc.
                         Attn: Robert G. Southey, Esq.
                         Secretary and General Counsel
                              360 Central Avenue
                         St. Petersburg, Florida 33701
                                (727) 823-4000

                                With a copy to:

                           Thomas J. Dougherty, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               One Beacon Street
                               Boston, MA 02108
                                 (617)573-4800
         ____________________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 31, 2002
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                  Page 2 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Group, Inc.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF, WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,349,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,349,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,349,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         HC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                Page 3 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Insurance Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                       ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    3,528,455 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    3,528,455 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,528,455 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         28.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                     Page 4 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Security Insurance Company
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    821,429 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    821,429 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         821,429 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IC
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                    Page 5 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers Financial Corporation
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                  ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,349,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,349,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,349,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                 Page 6 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,349,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,349,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,349,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                    Page 7 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Bankers International Financial Corporation, Ltd.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                      ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,349,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,349,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,349,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                    Page 8 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Ansbacher (Cayman) Limited , as trustee for
         Bankers International Financial Corporation II Trust
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,349,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,349,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,349,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D


-------------------------------------------------------------------------------
CUSIP No.  0001063167                                  Page 9 of 16 Pages
-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Independent Foundation for the Pursuit of Charitable Endeavors,
         Ltd.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  (X)
                                                              (b)  ( )
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
-------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ( )

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman
-------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
        NUMBER OF
                                    0
         SHARES            ----------------------------------------------------
                           8        SHARED VOTING POWER
      BENEFICIALLY
                                    8,349,884 (see item 5)
        OWNED BY           ----------------------------------------------------
                           9        SOLE DISPOSITIVE POWER
          EACH
                                    0
        REPORTING          ----------------------------------------------------
                           10       SHARED DISPOSITIVE POWER
         PERSON
                                    8,349,884 (see item 5)
          WITH
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,349,884 (see item 5)
-------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                        ( )

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         68.0%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------

Note: This Amendment No. 5 to Schedule 13D amends the Statement on Schedule 13D dated May 24, 2002 (the "Schedule 13D"), as amended by Amendment No. 1 dated July 19, 2002 ("Amendment No. 1"), Amendment No. 2 dated August 8, 2002 ("Amendment No. 2"), Amendment No. 3 dated August 16, 2002 ("Amendment No. 3") and Amendment No. 4 dated November 25, 2002 ("Amendment No. 4") filed on behalf of (i) Bankers Insurance Group, Inc., a Florida corporation ("BIG"), as a direct beneficial owner of Common Stock; (ii) Bankers Insurance Company, a Florida corporation and wholly-owned subsidiary of BIG ("BIC"), as a direct beneficial owner of Common Stock; (iii) Bankers Security Insurance Company, a Florida corporation and jointly-owned subsidiary of BIG and BIC ("BSIC"), as a direct beneficial owner of Common Stock; (iv) Bankers Financial Corporation ("BFC"), Bankers International Financial Corporation ("BIFC") and Bankers International Financial Corporation, Ltd. ("BIFC Ltd."), all of which are Florida corporations, except BIFC Ltd., which is a Cayman Islands corporation, as the direct, indirect and ultimate parent corporations, respectively, of BIG; (v) Ansbacher (Cayman) Limited ("Ansbacher"), as trustee of the Bankers International Financial Corporation II Trust, a discretionary charitable trust which includes all of the outstanding shares of BIFC Ltd.; and (vi) Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., ("IFPCE"), a not-for-profit Cayman company, which possesses certain discretionary powers to direct Ansbacher's ultimate disposition of the shares of BIFC Ltd., relating to the Common Stock (as defined in the Schedule 13D).

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D is hereby amended by adding the following (capitalized terms used, but not otherwise defined, herein have the meanings ascribed thereto in the Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 or Amendment No. 4):

         Pursuant to a Stock Purchase and Sale Agreement dated as of December 31, 2002, between BSIC and BIG, BIG purchased from BSIC 4,000,000 shares of Common Stock for an aggregate purchase price of $11,400,000. The source of funds used to purchase the shares of Common Stock was working capital.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended by adding the following:

         The purpose of the acquisition of the shares of Common Stock was an intercompany transfer for investment purposes.

Item 5.  Interest in the Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (a) According to the Issuer's quarterly report on Form 10-Q as filed with the Commission on November 14, 2002, on November 12, 2002 there were 12,276,063 shares of Common Stock issued and outstanding. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 8,349,884 shares of Common Stock (representing approximately 68.0% of the outstanding shares of Common Stock) of which 4,000,000 shares (representing approximately 32.6% of the outstanding shares of Common Stock) are directly owned by BIG, 3,528,455 shares (representing approximately 28.7% of the outstanding shares of Common Stock) are directly owned by BIC and 821,429 shares (representing approximately 6.7% of the outstanding shares of Common Stock) are directly owned by BSIC.

         Of the Disclosed Parties named in Item 2, Robert M. Menke directly beneficially owns 162,200 shares of Common Stock (representing approximately 1.3% of the outstanding shares of Common Stock), Bill Gunter directly beneficially owns 500 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), J. Wayne Mixson directly beneficially owns 53,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Brett M. Menke directly beneficially owns 12,000 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), David K. Meehan directly beneficially owns 2,200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Edwin C. Hussemann directly beneficially owns 1,400 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock), Steven K. Kurcan directly beneficially owns 200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock) and Kathleen M. Batson directly beneficially owns 200 shares of Common Stock (representing less than 1% of the outstanding shares of Common Stock).

         Each of the Disclosed Parties disclaims membership in a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended. The filing of this Schedule 13D shall not be construed as an admission that any Disclosed Party is the beneficial owner of shares held by a group or that any Disclosed Party constitutes a group. Each Reporting Person and Disclosed Party is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person or Disclosed Party other than itself and its related persons or entities.

         (b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregate thereby. The Disclosed Parties possess sole power to direct the voting and disposition of their respective shares of Common Stock.

         (c) Pursuant to a Stock Purchase and Sale Agreement dated as of December 31, 2002, between BSIC and BIG, BIG purchased from BSIC 4,000,000 shares of Common Stock at a purchase price of $2.85 per share, for an aggregate purchase price of $11,400,000. The source of funds used to purchase the shares of Common Stock was working capital.

         (d) With respect to the Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

         (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

         4.1      Letter from BIG to the Special Committee dated March 21,
                  2002 (1)

         4.2      Letter from BIG to the Special Committee dated July 16,
                  2002 (3)

         4.3      Letter from BIG to the Special Committee dated August 5,
                  2002 (4)

         4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

         10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

         10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc.

         99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

         99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

         99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust
                  (1)

         99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)


(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.

         The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 10, 2003

                                      BANKERS INSURANCE GROUP, INC.


                                      By:  /s/  Robert G. Southey
                                           ----------------------
                                      Name:  Robert G. Southey
                                      Title: Secretary
                                             General Counsel
                                             Vice President


                                      BANKERS INSURANCE COMPANY


                                      By:  /s/  Robert G. Southey
                                           -------------------------
                                      Name:  Robert G. Southey
                                      Title: Secretary
                                             General Counsel
                                             Vice President


                                      BANKERS SECURITY INSURANCE COMPANY


                                      By:  /s/  Robert G. Southey
                                           ---------------------------
                                      Name:  Robert G. Southey
                                      Title: Secretary
                                             General Counsel
                                             Vice President


                                      BANKERS FINANCIAL CORPORATION


                                      By:  /s/  David K. Meehan
                                          ---------------------------
                                      Name:  David K. Meehan
                                      Title: Director
                                             Vice Chairman
                                             President


                                      BANKERS INTERNATIONAL FINANCIAL
                                      CORPORATION


                                      By:  /s/  David K. Meehan
                                          ---------------------------
                                      Name:  David K. Meehan
                                      Title: Director
                                             Vice Chairman
                                             President


                                      BANKERS INTERNATIONAL FINANCIAL
                                      CORPORATION, LTD.


                                      By:  /s/  David K. Meehan
                                           --------------------------
                                      Name:  David K. Meehan
                                      Title: Attorney-in-fact under
                                             Power dated 5/16/02


                                      ANSBACHER (CAYMAN) LIMITED, AS TRUSTEE FOR
                                      THE BANKERS INTERNATIONAL FINANCIAL
                                      CORPORATION II TRUST

                                      By:  /s/  David K. Meehan
                                          -----------------------------
                                      Name:   David K. Meehan
                                      Title:  Attorney-in-fact under
                                              Power dated 5/16/02


                                      INDEPENDENT FOUNDATION FOR THE PURSUIT OF
                                      CHARITABLE ENDEAVORS, LTD.


                                      By:  /s/  David K. Meehan
                                           -----------------------------
                                      Name:   David K. Meehan
                                      Title:  Attorney-in-fact under
                                              Power dated 2/10/99

                              INDEX OF EXHIBITS



     Number       Description

     4.1    Letter from BIG to the Special Committee dated March 21, 2002 (1)

     4.2    Letter from BIG to the Special Committee dated July 16, 2002 (3)

     4.3    Letter from BIG to the Special Committee dated August 5, 2002 (4)

     4.4 Letter from Insurance Management Solutions Group, Inc. to Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company and Bankers Management Corporation dated as of November 21, 2002. (6)

     10.1 Agreement and Plan of Merger dated as of August 14, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Management Corporation and Insurance Management Solutions Group, Inc. (5)

     10.2 Stock Purchase and Sale Agreement dated as of December 31, 2002 between Bankers Security Insurance Company and Bankers Insurance Group, Inc.

     99.1 Agreement of Joint Filing dated as of May 24, 2002 among Bankers Insurance Group, Inc., Bankers Insurance Company, Bankers Security Insurance Company, Bankers Financial Corporation, Bankers International Financial Corporation, Bankers International Financial Corporation, Ltd., Ansbacher (Cayman) Limited, as trustee of the Bankers International Financial Corporation II Trust and Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (1)

     99.2 Power of Attorney for Bankers International Financial Corporation, Ltd. (1)

     99.3 Power of Attorney for Ansbacher (Cayman) Limited, as trustee for the Bankers International Financial Corporation II Trust (1)

     99.4 Power of Attorney for Independent Foundation for the Pursuit of Charitable Endeavors, Ltd. (2)



(1) Incorporated by reference to the Reporting Persons' Schedule 13D filed with the SEC on May 24, 2002.

(2) Incorporated by reference to the Reporting Persons' Schedule 13G filed with the SEC on April 5, 2000.

(3) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 1, filed with the SEC on July 19, 2002.

(4) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 2, filed with the SEC on August 9, 2002.

(5) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 3, filed with the SEC on August 16, 2002.

(6) Incorporated by reference to the Reporting Persons' Schedule 13D-A, Amendment No. 4, filed with the SEC on November 25, 2002.